

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 24, 2014

Via Email
Lori A. Gwizdala
Chief Financial Officer and Treasurer
Chemical Financial Corporation
235 E. Main Street
Midland, MI 48640

> **Re: Chemical Financial Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2012**
> **Filed February 22, 2013**
> **Response dated January 14, 2014**
> **File No. 000-08185**

Dear Ms. Gwizdala:

We have reviewed your supplemental response to our letter dated January 14, 2014 and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. Where we have requested changes in future filings, please include a draft of your proposed disclosures that clearly identifies new or revised disclosures. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, including the draft of your proposed disclosures, we may have additional comments.

Form 10-K for the Period Ended December 31, 2012

Item 8. Financial Statements and Supplementary Data

Notes to Consolidated Financial Statements

Note 4 – Loans
Loans Modified Under Troubled Debt Restructurings (TDRs), page 86

1. We note your response to prior comment 1 in our letter dated December 20, 2013. We note from your response that you feel it would be duplicative to disclose nonaccrual TDRs in the

TDR section of the Note 4. However, it appears your disclosures on pages 86-87 of the December 31, 2012 10-K do not satisfy the disclosure requirements under ASC 310-10-50-33 & 34 as it appears you have not included nonaccrual TDRs in these disclosures. Please revise future filings to update the tables presented on pages 86-87 in the December 31, 2012 10-K to include all TDRs – performing and accrual, nonperforming but accrual, and nonaccrual – in accordance with ASC 310-10-50-33 & 34. Please provide your proposed disclosures for the periods presented in your response.

You may contact David Irving at (202) 551-3321 or me at (202) 551-3492 if you any other questions.

Sincerely,

/s/ John P. Nolan

John P. Nolan
Senior Assistant Chief Accountant